                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*


                                  Hyseq, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  449163 30 2
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            William B. Sawch, Esq.
                         The Perkin-Elmer Corporation
                                761 Main Avenue
                            Norwalk, CT  06859-0001
                                (203) 761-2900
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 13, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 449163 30 2                                    Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Perkin - Elmer Corporation
      06-0490270
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*--N/A
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NY
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            766,921 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             766,921 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      766,921 Shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.25%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

Item 1. Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001, (the "Common Stock") of Hyseq, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 670 Almanor, Sunnyvale, California 94086.

Item 2. Identity and Background

     This Schedule 13D is being filed by THE PERKIN - ELMER CORPORATION (herein, also referred to as the "Reporting Person" or "Perkin - Elmer"), a New York corporation. The address of the principal executive office of the Reporting Person is 761 Main Avenue, Norwalk, CT 06859 - 0001.

     Together with its consolidated subsidiaries, The Perkin - Elmer Corporation develops, manufactures, and sells products in the analytical instruments and life science markets.

     The name, principal residence or business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person are set forth on Schedule 1 hereto, which is incorporated herein by reference.

     During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

     The amount of funds used to purchase the 766,921 shares of Common Stock reported as beneficially owned herein was $10,000,000, all of which was provided from Reporting Person's working capital.

Item 4. Purpose of Transaction

     The shares of Common Stock purchased by Perkin-Elmer have been acquired for investment purposes. Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its executive officers or directors, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Perkin-Elmer may, in the future, make additional purchases of Common Stock either in the open market or in private transactions depending on Perkin-Elmer's evaluation of the Issuer's business, prospects and financial condition, market for the Common Stock, other opportunities available to Perkin-Elmer, prospects for Perkin-Elmer's own business, general economic conditions, money and stock market conditions and other future developments. However, Perkin-Elmer has no present intention to acquire any additional shares of Common Stock. Depending on the same factors, Perkin-Elmer may decide to sell all or part of its investment in the Common Stock, although it has no present intention to do so.

Item 5. Interest in Securities of the Issuer:

     (a) The Reporting Person beneficially owns 766,921 shares of Common Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 6.25% of the outstanding shares of Common Stock.

     (b) The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of the shares referenced in
Item 5(a).

     (c) All transactions in the Common Stock by Perkin-Elmer that were effected during the past 60 days are as follows: (i) on June 19, 1997, Perkin-Elmer acquired 175,070 shares of Series B Convertible Preferred Stock (which converted automatically into 396,825 shares of Common Stock upon completion of the Issuer's Initial Public Offering on August 13, 1997, at a price equivalent to $12.60 per share) pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"); and (ii) on August 13, 1997, the Reporting Person purchased 370,096 shares in a private placement pursuant to the Stock Purchase Agreement at a price of $13.51 per share. To the best knowledge of Perkin-Elmer, none of its executive officers or directors has effected any transactions in the Common Stock during the past 60 days.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On May 28, 1997, Perkin-Elmer and the Issuer executed the Stock Purchase Agreement pursuant to which Perkin-Elmer agreed to purchase 175,070 shares of Series B Convertible Preferred Stock (which converted automatically into 396,825 shares of Common Stock upon completion of the Issuer's Initial Public Offering) on or before June 20, 1997 and additional shares having an aggregate value of $5 million on the earlier to occur of the Issuer's initial public offering or December 2, 1997. The Issuer completed its initial public offering on August 13, 1997, the date on which Perkin-Elmer purchased the additional 370,096 shares of Common Stock in a private placement. In connection therewith, Perkin-Elmer executed a lock-up agreement (the "Lock-Up Agreement") pursuant to which it agreed, subject to certain exceptions, not to transfer or dispose of, and not to enter into agreements transfering the economic risk of, Common Stock during the 180 day period after the date of the final prospectus (which was August 7, 1997) for the initial public offering without the prior written consent of Lehman Brothers Inc.

Item 7. Material to Be Filed as Exhibits

     The shares purchased pursuant to the Stock Purchase Agreement, which is included herein as Exhibit 1 and is incorporated herein by this reference, are the subject of a Registration Rights Agreement pursuant to which Perkin-Elmer may require that the Issuer register its securities on or before August 13, 2002. A copy of the Registration Rights Agreement is included herein as Exhibit 2 and is incorporated herein by this reference. A copy of the Lock-Up Agreement is included herein as Exhibit 3 and is incorporated herein by this reference.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE PERKIN - ELMER CORPORATION


Dated:  August 20, 1997             By: /s/ Peter Barrett
                                        ----------------------------------
                                              Signature

                                        Peter Barrett, Vice President
                                        -----------------------------------
                                              Name/Title

                                  SCHEDULE 1
                                  ----------


     The following table sets forth the name, residence or business address, present principal occupation or employment of each of the executive officers and directors of Perkin-Elmer. Unless otherwise indicated, the address of each person listed below is the business address of Perkin-Elmer, 761 Main Avenue, Norwalk, Connecticut 06859-0001, and, unless otherwise indicated, each person listed below is a citizen of the United States of America.

DIRECTORS
---------

Mr. Joseph F. Abely, Jr.
Retired Chairman and
Chief Executive Officer
Sea-Land Corporation
1210 Corbin Street
Elizabeth, NJ  07207

Mr. Richard H. Ayers
Retired Chairman and
Chief Executive Officer
The Stanley Works
114 Old Mill Road
Avon, CT  06001

Mr. Jean-Luc Belingard
Director General
F. Hoffmann-LaRoche Ltd.
Roche Diagnostics Systems
Postfach - Grenzacherstrasse 124
4002 Basel, Switzerland
Mr. Belingard is a French citizen

Dr. Robert H. Hayes
Professor
Harvard Business School
Morgan Hall T-35
Boston, MA  02163

Mr. Donald R. Melville
4 Paul Revere Road
Worcester, MA  01609

Mr. Burnell R. Roberts
Chairman
Sweetheart Holdings Inc.
2340 Kettering Tower
Dayton, OH  45423

Mr. Georges C. St. Laurent, Jr.
Former Chief Executive Officer
Western Bank
12655 S.W. Center Street, Suite 500
Beaverton, OR  97005

Dr. Carolyn W. Slayman
Deputy Dean for Academic and Scientific Affairs
Yale University School of Medicine
333 Cedar Street
New Haven, CT  06520-8000

Mr. Orin R. Smith
Chairman and Chief Executive Officer
Engelhard Corporation
101 Wood Avenue
Iselin, NJ  08830-0770

Mr. Richard F. Tucker
Retired Vice Chairman
Mobil Corporation
11 Over Rock Lane
Westport, CT  06880

Mr. Tony L. White
Chairman, President and
Chief Executive Officer
The Perkin-Elmer Corporation

EXECUTIVE OFFICERS
------------------

Mr. Tony L. White
Chairman, President and
Chief Executive Officer
The Perkin-Elmer Corporation

Mr. Manuel A. Baez
Senior Vice President and
President, Analytical Instruments
The Perkin-Elmer Corporation

Dr. Peter Barrett
Vice President
The Perkin-Elmer Corporation

Mr. Ugo D. DeBlasi
Corporate Controller
The Perkin-Elmer Corporation

Dr. Michael W. Hunkapiller
Vice President
The Perkin-Elmer Corporation
Applied Biosystems Division
850 Lincoln Centre Drive
Foster City, CA  94404

Mr. Stephen O. Jaeger
Vice President,
Chief Financial Officer
and Treasurer
The Perkin-Elmer Corporation

Mr. Joseph E. Malandrakis
Vice President
The Perkin-Elmer Corporation

Mr. Michael J. McPartland
Vice President
The Perkin-Elmer Corporation

Dr. Mark C. Rogers
Senior Vice President,
Corporate Development and
Chief Technology Officer
The Perkin-Elmer Corporation

William B. Sawch, Esq.
Vice President, General Counsel
and Secretary
The Perkin-Elmer Corporation